SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.  )

Larscom Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51729Y108

(CUSIP Number)

Leigh S. Belden
President and Chief Financial Officer
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758
Telephone: (256) 327-2001

Copies to:
Eliot Robinson
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, Georgia 30303
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 51729Y108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS: Verilink Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 94-2857548
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,848,564 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,848,564 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,848,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%
14	TYPE OF REPORTING PERSON CO

(1) 2,848,564 shares of Larscom Common Stock (as defined in Item 1) are subject to the Voting Agreement (as defined in Item 4). Verilink Corporation expressly disclaims beneficial ownership of any of the shares of Larscom Common Stock covered by the Voting Agreement.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Verilink Corporation that it is the beneficial owner of any of the shares of Larscom Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 51729Y108	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

     The name of the issuer is Larscom Incorporated, a Delaware corporation (“Larscom”), the address of its principal executive offices is 1845 McCandless Drive, Milpitas, California 95035, and its telephone number (408) 941-4000. The title of the class of equity securities to which this statement relates is Larscom’s common stock, par value $0.01 per share (the “Larscom Common Stock”).

Item 2.	Identity and Background

     (a) This Schedule is being filed by Verilink Corporation, a Delaware corporation (“Verilink”), a manufacturer and marketer of network-access devices and other telecommunications hardware for telecommunication service providers.

     (b) The address of Verilink’s principal office is 127 Jetplex Circle, Madison, Alabama 35758, phone (256) 327-2001.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Verilink’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Verilink nor, to Verilink’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Verilink nor, to Verilink’s knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each person named in Schedule I to this Schedule 13D is listed therein.

Item 3.	Source and Amount of Funds and Other Consideration

     To facilitate the consummation of the Merger (as defined in Item 4) and to induce Verilink to enter into the Merger Agreement (as defined in Item 4), Verilink has entered into the Voting Agreement (as defined in Item 4) with certain stockholders of Larscom. Verilink has not paid any additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4.	Purpose of Transaction

     (a) – (b) Verilink entered into that certain Agreement and Plan of Merger, dated as of April 28, 2004 (the “Merger Agreement”), among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink (“Merger Sub”), and Larscom. Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the Larscom stockholders of the Merger Agreement and approval by the Verilink stockholders of the issuance of Verilink Common Stock (as defined below) in connection with the Merger), Merger Sub shall be merged with and into Larscom (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Larscom shall continue as the surviving corporation and a wholly owned subsidiary of Verilink. Pursuant to the Merger

CUSIP No. 51729Y108	13D	Page 4 of 7 Pages

Agreement, each share of Larscom Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 1.166 of a validly issued, fully paid and nonassessable share of Verilink Common Stock, par value $0.01 per share (“Verilink Common Stock”), in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Verilink, the persons named on Schedule II to this Schedule 13D (the “Specified Stockholders”) entered into that certain Voting Agreement, dated as of April 28, 2004 (the “Voting Agreement”), with Verilink concerning all the shares of Larscom Common Stock held by the Specified Stockholders, as well as any other shares of capital stock of Larscom acquired by the Specified Stockholders after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, the Specified Stockholders agreed to vote all of the Subject Shares (i) for approval and adoption of the Larscom Voting Proposal (as defined in the Merger Agreement), including the Merger and the Merger Agreement, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Larscom under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Larscom or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby.

     Pursuant to the Voting Agreement, the Specified Stockholders also irrevocably granted and appointed executive officers of Verilink as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 1 and 2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c)  Not applicable.

     (d)  On consummation of the Merger, the board of directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Verilink will appoint each of the directors and officers of Merger Sub.

     (e)  Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f)  Not applicable.

CUSIP No. 51729Y108	13D	Page 5 of 7 Pages

     (g)  On consummation of the Merger, the Certificate of Incorporation of Larscom will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Larscom will remain Larscom Incorporated), and such Certificate of Incorporation of Larscom, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law and such Certificate of Incorporation. On consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the Delaware General Corporation Law, the Certificate of Incorporation of Larscom and such Bylaws.

     (h) – (i) On consummation of the Merger, the Larscom Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq SmallCap Market.

     (j)  Other than as described above, Verilink currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)– (i) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

     (a) – (b) As a result of the Voting Agreement, Verilink may be deemed to be the beneficial owner of at least 2,848,564 shares of Larscom Common Stock. Such Larscom Common Stock constitutes approximately 55.9% of the issued and outstanding shares of Larscom Common Stock, based upon 5,100,357 shares of Larscom Common Stock outstanding as of May 6, 2004. Verilink also may be deemed to have shared voting power with respect to the foregoing shares of Larscom Common Stock with respect to those matters described above. However, Verilink (a) is not entitled to any rights as a stockholder of Larscom with respect to the foregoing shares of Larscom Common Stock, and (b) disclaims any beneficial ownership of the shares of Larscom Common Stock which are covered by the Voting Agreement.

     To the knowledge of Verilink, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in Larscom. Set forth on Schedule II to this Schedule 13D are the names of the Specified Stockholders who executed a Voting Agreement and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is, to the knowledge of Verilink, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom Verilink shares the power to vote or to direct the vote or to dispose or direct the disposition of Larscom Common Stock.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Larscom Common Stock beneficially owned by Verilink.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No. 51729Y108	13D	Page 6 of 7 Pages

     Other than as described in Item 4 above, to the best knowledge of Verilink, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) among Verilink and any other person with respect to the securities of Larscom, including, but not limited to, transfer or voting of any of Larscom’s securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1

Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink Corporation, SRI Acquisition Corp. and Larscom Incorporated (incorporated by reference to Exhibit 2.1 to Verilink’s Current Report on Form 8-K filed with the SEC April 30, 2004)

Exhibit 2

Voting Agreement dated, as of April 28, 2004, by and between Verilink Corporation and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.2 to Verilink’s Current Report on Form 8-K filed with the SEC on April 30, 2004)

CUSIP No. 51729Y108	13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2004

VERILINK CORPORATION

By: /s/ Leigh S. Belden Leigh S. Belden President and Chief Executive Officer

Schedule I
Executive Officers and Directors of Verilink Corporation

Name, Employer, Address	Title, Present Principal Occupation or Employment	Citizenship

Leigh S. Belden	President, Chief Executive Officer and Director, Verilink	U.S.
Verilink Corporation	Corporation
127 Jetplex Circle
Madison, Alabama 35758

John E. Major	Director, Verilink Corporation	U.S.
c/o Verilink Corporation
127 Jetplex Circle	President, MTSG
Madison, Alabama 35758

John A. McGuire	Director, Verilink Corporation	U.S.
c/o Verilink Corporation
127 Jetplex Circle	Retired
Madison, Alabama 35758

Howard Oringer	Director, Verilink Corporation	U.S.
c/o Verilink Corporation
127 Jetplex Circle	Managing Director, Communications Capital Group
Madison, Alabama 35758

Larry J. Richards	Vice President of Engineering, Verilink Corporation	U.S.
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

Gosal Sarabjit	Vice President of Marketing, Verilink Corporation	U.S.
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

David W. Shackelford	Vice President of Worldwide Sales, Verilink Corporation	U.S.
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

C.W. Smith	Vice President and Chief Financial Officer, Verilink	U.S.
Verilink Corporation	Corporation
127 Jetplex Circle
Madison, Alabama 35758

Steven C. Taylor	Chief Technical Officer and Director, Verilink Corporation	U.S.
c/o Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

S. Todd Westbrook	Vice President, Operations, Verilink Corporation	U.S.
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

Schedule II

Specified Stockholders and Percentage of Larscom Common Stock

Specified Stockholder	Number of Shares of Larscom Common Stock Beneficially Owned		Percentage of Outstanding Shares of Larscom Common Stock(1)

Axel Johnson Inc.	1,429,285		28.0%

Sierra Ventures V, L.P.	326,390		6.4%

SV Associates V, L.P.	—		—

Sierra Ventures VI, L.P.	61,601		1.2%

SV Associates VI, L.P.,	—		—

Sierra Ventures VII, L.P.	1,031,288	(2)	20.2%

Sierra Ventures Associates VII, L.L.C.	—		—

(1)	Based upon 5,100,357 shares of Common Stock outstanding at May 5, 2004.

(2)	Includes warrants to purchase 231,169 shares of Larscom Common Stock that are exerciseable within 60 days of May 10, 2004.

Schedule III

Employment Information of Specified Stockholders

Specified Stockholder	Principal Occupation or Employment	Name and Address of Employer

Axel Johnson, Inc.	A privately owned company with global	300 Atlantic Street, Suite 700
	business interests in communications-	Stamford, CT 06901
technology, energy and environmental
products and services.

Sierra Ventures V, L.P.	Making venture capital and similar	2884 Sand Hill Road, Suite 100
	investments	Menlo Park, California 94025

SV Associates V, L.P.	Making venture capital and similar	2884 Sand Hill Road, Suite 100
	investments	Menlo Park, California 94025

Sierra Ventures VI, L.P.	Making venture capital and similar	2884 Sand Hill Road, Suite 100
	investments	Menlo Park, California 94025

SV Associates VI, L.P.	Making venture capital and similar	2884 Sand Hill Road, Suite 100
	investments	Menlo Park, California 94025

Sierra Ventures VII, L.P.	Making venture capital and similar	2884 Sand Hill Road, Suite 100
	investments	Menlo Park, California 94025

Sierra Ventures Associates VII,	Making venture capital and similar	2884 Sand Hill Road, Suite 100
L.L.C.	investments	Menlo Park, California 94025